Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated January 28, 2013

Hedging Against Rising Rates
Focusing on SBND

December Volume, Flows and AUM
Monthly Trends and Top Performers

Notebook

Invesco PowerShares ETN Monthly Report
January 2013 | Data as of Dec. 31, 2012

Anticipating Rising Rates

[GRAPHIC OMITTED]
NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE
FOR US INSTITUTIONAL INVESTOR USE ONLY - NOT FOR USE WITH THE PUBLIC

Anticipating Rising Rates

In recent years, investors have tilted their portfolios heavily toward fixed income in response to higher market volatility. Bond fiows have trumped equity fiows and many bond investors may have enjoyed steady positive returns as a result of falling rates over this time period. While investors likely limited their equity risk by increasing allocations to fixed income, they may be increasingly exposing themselves to other risks.

Bond vs. Equity Flows
[GRAPHIC OMITTED]
Source: ICI, as of Dec. 26, 2012

Should a rising rate environment ensue, many investors with fixed income portfolios may be exposed to significant interest-rate risk. Having a suitable tool to hedge against rising rates within a portfolio may help an investor continue generating income from their bond positions while potentially protecting their principal from interest-rate risk.

As the graphs on the next page demonstrate, investors are getting the least amount of yield per unit of duration risk on long-dated Treasuries. Because long-dated Treasuries carry the most amount of duration risk, these instruments have the potential for large moves in response to relatively small moves in interest rates. Therefore, taking a short position in long dated US Treasuries may be an effective hedge against rising rates as any rate increase may potentially benefit a short investor.

Despite increased risks in the fixed income market, investors continue to pour assets into bond funds.

Invesco PowerShares For US Institutional Investor Use Only Notebook: ETN Report
Not for use with the public

Long-dated US treasuries duration risk is near all-time highs and yields at all-time lows.

Yield/Duration


2.00
1.50
1.00
0.50
0.00
US High Yield Master II
Municipal Master
US Corp Master
US Treasuries 10-15 yr
US Treasuries 7-10 yr
US Treasury Current 30 yr

Duration


25
20
15
10
5
0
21
10
8
7
7
4
US Treasury Current 30yr
US Treasuries 10-15yr
US Treasuries 7-10yr
Municipal Master
US Corp Master
US High Yield Master II

Treasury securities are backed by the full faith and credit of the US Government.
Source: Bloomberg L.P., as of Dec. 31, 2012. All indexes in the charts above are BofA Merrill Lynch Indexes.

Going short on long-dated US Treasuries could be achieved by taking a position in inverse exchange-traded notes (ETN) linked to long-dated Treasuries such as the PowerShares DB 3x Short 25+ Year Treasury Bond ETNs (SBND). A leveraged inverse instrument can theoretically increase hedging capabilities and reduce the necessary amount of capital required for hedging, although leverage can also increase risk. See next page for examples of how to utilize SBND.

Ticker:
SBND

Inception Date:
June 28, 2010

Approx. Duration:
51

10-Day ADTV:
57,000 shares

Name:
PowerShares DB 3x Short 25+ Yr. Treasury Bond ETN

Reset Feature:
Monthly

Investor Fee (per annum):
0.95%

Source: Bloomberg L.P., as of Dec. 31, 2012.

The opinions expressed are those of the author, are based on current market conditions as of the date of this report and are subject to change without notice. These opinions may differ from those of other Invesco investment professionals.

Data from Bloomberg L.P., as of Dec. 31, 2012
unless otherwise noted
3

Portfolio Hedging Example with SBND:

[] Fixed Income Portfolio: $100 million

[] Average Portfolio Duration: 6.4

[] Interest Rate Change: +0.50% over one month

A 50bp increase in rates would result in a $3.2million loss to the portfolio principal. To possibly reduce fixed-income portfolio principal exposure to the interest rate increase, an investor may potentially neutralize their interest rate exposure by going long $12.5 million in SBND. $12.5million = $3.2 million expected loss/ (0.50% rate increase * 17.1 duration of CBOT Ultra T-Bond futures contract(1) * 3 leverage factor)

A 50bp increse in interest rates would result in a 25% move in SBND

25% = 0.50% rate increase * 17.1 duration of CBOT Ultra T-Bond futures contract
* 3 leverage factor

While SBND may generate large moves in response to relatively small moves in interest rates, there is no guarantee that this strategy will be successful. Due to the monthly leveraged reset feature and the impact of the investor fees, you may not receive any positive return on your investment in SBND even if the interest rates increase, and you could lose some or all of your investment. We do not advise investors to buy and hold SBND for a term greater than the time remaining to the next monthly reset date, and SBND should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly.

Potential Advantages of Monthly Reset Feature

One feature of any inverse or leveraged inverse exchange traded product (ETP) to consider, however, is leverage reset frequency. Utilizing an ETN which resets on a monthly basis may minimize negative effects of daily leverage compounding and may serve as a better hedging/trading instrument, particularly for investors with investment horizons greater than one day.

The opinions expressed are those of the author, are based on current market conditions as of the date of this report and are subject to change without notice. These opinions may differ from those of other Invesco investment professionals.

Invesco PowerShares For US Institutional Investor Use Only Notebook: ETN Report
Not for use with the public

Understanding Intra-Month Implied Leverage on a Monthly Reset Product

One area of confusion we commonly address in our ETN lineup is around intra-month implied leverage. If an investor buys SBND at the beginning of a month, the note will provide 3x month-over-month short exposure to US CBOT Ultra T-Bond futures contracts. When buying SBND intra-month, however, the implied leverage of the instrument may be equal to, higher or lower than 3x. It is important to understand, however, that an investor is still able to lock in the implied leverage of the note at the time of purchase through the end of the month.

In the first hypothetical example below, if an investor buys on the second day of the month after the underlying index has increased in value then the implied leverage of the note will be less than three, in this case 2.7. If the note is held through the end of the month the leverage of the note will be 2.7. Conversely, if an investor buys on the second day of the month after the underlying index has decreased in value then the implied leverage of the note will be greater than three, in this case 3.4. If the note is held through the end of the month the leverage of the note will be 3.4.

Day of Month	Index Level	Index Move	ETN Value	Leverage Factor
0	100	-	100	3
1	105	5%	115	2.7

Day of Month	Index Level	Index Move	ETN Value	Leverage Factor
0	100	-	100	3
1	95	-5%	85	3.4

■ Leverage factor locked in if held through month end

For illustrative purposes only and do not take into account the applicable investor fee.

1 Futures contracts on U.S. Treasury bonds having a remaining term to maturity of not less than 25 years.

The opinions expressed are those of the author, are based on current market conditions as of the date of this report and are subject to change without notice. These opinions may differ from those of other Invesco investment professionals.

Data from Bloomberg L.P., as of Dec. 31, 2012
unless otherwise noted

5

December 2012
Exchange-traded note (ETN) Trading Volume

10 Products with Highest Volume in December ($M)

Ticker Name                                       ADTV     Amount      Daily
                                                        Outstanding Turnover
------ ------------------------------------------ ----- ----------- --------
VXX    iPath SandP 500 VIX Short-Term Futures     $849        $994      85%
XIV    VelocityShares INV VIX Short-Term          $212        $419      51%
------ ------------------------------------------ ----- ----------- --------
AMJ    JPMorgan Alerian MLP                        $63      $4,869       1%
USLV   VelocityShares Daily 3x Silver ETN          $23        $121      19%
------ ------------------------------------------ ----- ----------- --------
DJP    iPath Dow Jones-UBS Commodity Total Return   $17     $1,948       1%
TVIX   VelocityShares Daily 2x VIX Short-Term       $14       $123      12%
------ ------------------------------------------ ----- ----------- --------
VXZ    iPath SandP 500 VIX Mid-Term Futures         $11        $71      16%
DGP    PowerShares DB Gold Double Long              $11       $452       2%
------ ------------------------------------------ ----- ----------- --------
UGAZ   VelocityShares 3X Long Natur                 $11        $59      18%
OIL    iPath Goldman Sachs Crude Oil Total Return   $10       $431       2%

ETN Top Volume Categories in December
[GRAPHIC OMITTED]

Monthly ETN $ Volume
[GRAPHIC OMITTED]

ETN Volume

$26.5 Billion

$26.5 billion traded in ETNs during December, down 18.21% from last month.

Most Traded ETN Product Type

Volatility

In December, volatility-based ETNs made up 67% of total ETN dollar volume traded.

Invesco PowerShares For US Institutional Investor Use Only Notebook: ETN Report
Not for use with the public

December 2012
ETN Assets & Net Flows

Total ETN Assets

$16.1 Billion

ETN assets. In December, total assets in US-listed ETNs were down 3.5%, decreasing by $584 million to $16.1 billion.

ETN net flows. ETN flows were down in December with a total net outflow of $260 million. Inverse volatility and master limited partnership (MLP) based products saw the largest inflows with $127 million and $88 million respectively. The largest outflows went to volatility and sovereign debt-based products, with $390 million and $129 million in outflows respectively.

Product-related news.
The total number of ETNs stayed the same in December.

By Investment Objectives (Ranked by December Net Flows)

		Amount Outstanding - $M			Net Flows - $M	
	#ETNs	12/31/12	ΔDec.	ΔYTD	Dec.	ΔYTD
Inverse Volatility	4	441	77	-31	127	-413
MLPS	8	5,888	-99	1,647	88	1,705
Commodity	66	5,089	-51	-515	59	-361
US Equity	30	939	48	461	37	401
Inverse Sovereign Debt	9	239	11	117	3	147
Inverse Precious Metals	6	49	6	-24	2	-13
Inverse U.S. Equity	3	21	-1	-30	0	1
International/Global Equity	6	491	1	17	0	-100
Inverse International/Global Equity	2	8	-1	-5	0	-1
Inverse MLPS	1	7	0	-4	0	-3
Real Estate	2	45	0	45	0	42
Currency	12	147	-7	-87	-5	-82
Inverse Commodity	13	152	-10	-110	-9	-105
Precious Metals	12	804	-85	114	-11	99
Inverse Absolute Return	2	25	-15	-29	-15	-26
Absolute Return	10	219	-16	-127	-18	-116
Sovereign Debt	11	97	-130	-78	-129	-127
Volatility	8	1,480	-312	53	-390	3,472
Totals	**205**	**16,139**	**-584**	**1,413**	**-260**	**4,519**

By Provider (Ranked by December Assets)

		Amount Outstanding - $M			Net Flows - $M	
	#ETNs	12/31/12	ΔDec.	ΔYTD	Dec.	ΔYTD
iPath	69	5,370	-351	-671	-363	1,740
JP Morgan	3	4,883	-159	1,229	-	1,263
ELEMENTS	11	1,215	-10	-69	8	-65
E-TRACS	34	1,209	55	371	73	331
PowerShares DB	32	871	-217	-216	-192	-297
VelocityShares	22	851	65	190	168	955
Credit Suisse Asset Mgmt	5	436	-2	31	0	43
Barclays	9	423	16	174	15	183
UBS	2	268	19	174	26	169
Goldman Sachs	2	258	-2	183	-	177
RBS	8	214	9	89	9	76
Morgan Stanley	6	133	-7	-67	-5	-65
Citigroup	1	4	0	-6	-	8
Keynotes	1	4	0	0	-	-
Totals	**205**	**16,139**	**-584**	**1,413**	**-260**	**4,519**

The net flow numbers by ETN sponsors is an approximate calculation based on outstanding number of ETNs and repurchase value available on Bloomberg. Δ represents change.

Data from Bloomberg L.P., as of Dec. 31, 2012
unless otherwise noted

7

December 2012

10 Products with **Highest Net Inflows** in December ($M)

Ticker	Name	Flows	Ending Amount
XIV	VelocityShares Inv VIX SH-TM	123	419
MLPI	UBS E-TRACS Alerian MLP Infastructure ETN	63	499
DJP	iPath Dow Jones-UBS	30	1,948
UGAZ	VelocityShares 3X Long Natur	29	59
RJI	ELEMENTS Rogers Intl. Commodity Index	16	653
DCNG	iPath Seasonal Natural Gas	15	49
JO	iPath Dow Jones-UBS Coffee Sub Total Return	15	60
MLPL	E-TRACS UBS 2X Leverage Long	15	128
VQT	Barclays ETN+ S&P VEQTOR ETN	15	364
FBG	FI Enhanced Big Cap Growth ETN	11	140

ETN with Highest Net Inflows in December

XIV

iPath Seasonal Natural Gas

▲ $123 Million

10 Products with **Highest Net Outflows** in December ($M)

Ticker	Name	Flows	Ending Amount
VXX	iPath S&P 500 VIX Short-Term Futures	-370	994
ITLT	PowerShares DB 3X Italian Govt Bond	-37	10
ITLY	PowerShares DB Italian Govt Bond	-35	8
BUNT	PowerShares DB 3X German Bund	-33	12
BUNL	PowerShares DB German Bund	-24	8
DGP	PowerShares DB Gold Double Long	-21	452
OIL	iPath Goldman Sachs Crude Oil Total Return	-19	431
XVZ	iPath S&P 500 Dynamic VIX ETN	-17	267
INFL	PowerShares DB US Inflation ETM	-16	4
DEFL	PowerShares DB US Deflation ETN	-15	4

ETN with Highest Net Outflows in December

VXX

iPath S&P 500 VIX Short-Term Futures

▼ $370 Million

Invesco PowerShares
Notebook: ETN Report

For US Institutional Investor Use Only
Not for use with the public

December 2012

Appendix

Putting issuer credit risk in perspective: sovereign entity credit risk versus ETN issuer credit risk.

A CDS is quoted as a percentage premium paid by an investor to protect a notional dollar value of credit exposure. For example if an investor wanted to protect $1 million of exposure to Company "XYZ" and the prevailing CDS rate on "XYZ" was 100 basis points, it would mean the investor would pay $10,000 per year for protection on their $1 million exposure.

5-Year Credit Default Swaps For Nine Largest Countries in the World by Nominal GDP


Today 1-Mo 3-Mo 6-Mo 1-Year
600
500
400
300
200
100
0
basis points
USA
China
Japan
Russia
Germany
France
UK
Brazil
Italy

5-Year Credit Default Swaps For All ETN Issuers


Today 1-Mo 3-Mo 6-Mo 1-Year
500
400
300
200
100
0
basis points
Deutsche Bank
Barclays
UBS
Credit Suisse
Morgan Stanely
RBS
JPMorgan
Goldman Sachs
Citigroup
Svenska Handelsbanken AB

Most recent issuer credit ratings.

Credit ratings are assigned by Nationally Recognized Statistical Rating Organizations based on assessment of the credit worthiness of the underlying bond issuers. The ratings range from AAA (highest) to D (lowest) and are subject to change. Not rated indicates the debtor was not rated, and should not be interpreted as indicating low quality. For more information on rating methodologies, please visit the following NRSRO websites: standardandpoors.com and select "Understanding Ratings" under Rating Resources; moodys.com and select "Rating Methodologies" under Research and Ratings.

Credit Rating by Issuer[1]

Issuer	S&P Credit Rating	Moody's Credit Rating	Fitch Credit Rating
Barclays	A	A3	A
UBS	A	A2	A
DB	A+	A2	A+
Credit Suisse	A	n/a	A
Svenska Handelsbanken AB	AA-	Aa3	AA-
Morgan Stanley	A-	Baa1	A
RBS	A-	n/a	A
JPMorgan	A	A2	A+
Goldman Sachs	A-	A3	A
Citigroup	A-	n/a	A

Source: Bloomberg, L.P., as of Dec. 31, 2012

1 The ETNs are not rated by an independent rating agency. An issuer credit rating is not a recommendation to purchase, sell, or hold a financial obligation issued by an obligor, as it does not comment on market price or suitability for a particular investor.

Data from Bloomberg L.P., as of Dec. 31, 2012
unless otherwise noted

9

Author of ETN Notebook
PowerShares Product Strategy and Research Team             How to Contact:                                   Graham Day, Alternative
Asset Product Strategist
John Feyerer, CFA, VP, Product Strategy and Research       PowerShares Product Strategy and Research Team
Jason Stoneberg, CFA, Vice President of Research           email research@invescopowershares.com
Graham Day, Alternative Asset Product Strategist           Invesco PowerShares
Joe Becker, Sr. Fixed and Equity Income Product Strategist email info@invescopowershares.com call 800 983 0903
Taylor Ames, Sr. Equity Product Strategist                 web invescopowershares.com twitter @PowerShares
Brad Smith, Research Analyst

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates.
Before you invest, you should read the prospectus and other documents filed by
Deutsche Bank AG, London Branch for more complete information about the issuer and these offerings. You may get these documents for free by visiting
powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at
www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903
| 877 369 4617, or you may request a copy from any dealer participating in the applicable offering.

Important Risk Considerations

Each ETN offers investors exposure to the month-over-month performance of its respective index measured from the first calendar day to the last calendar day of each month and the amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the respective index during the term of the ETNs. The inverse or leveraged ETNs may not be suitable for investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term inverse or leveraged investment results by means of securities that reset their exposure monthly, resulting in the compounding of monthly returns. Investing in the ETNs is not equivalent to a direct investment in the applicable index or index components. The principal amount is also subject to the monthly application of the investor fee, which can adversely affect returns. There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances of your ETNs may not be offset by any beneficial monthly performances.

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, full principal at risk, uncertain tax treatment, trade price fluctuations, illiquidity and leveraged losses. The investor fee will reduce the amount of your return at maturity or upon redemption of your
ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, the relevant ETNs will be accelerated and you will lose your entire investment in such ETNs. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may redeem directly with Deutsche Bank AG, London Branch, as specifled in the applicable pricing supplement. Ordinary brokerage commissions apply. Sales in the secondary market may result in losses.

SBND provides leveraged short exposure to U.S. Treasury bond futures contracts.
The market value of SBND may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions.

SBND is a leveraged investment. As such, it is likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

PowerShares([R]) is a registered trademark of Invesco PowerShares Capital
Management LLC. Invesco PowerShares Capital Management LLC is an indirect, wholly owned subsidiary of Invesco Ltd.

Certain marketing services may be provided for these products by Invesco
Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC.
Invesco Distributors, Inc. will be compensated by Deutsche Bank or its affiliates for providing these marketing services. Neither Invesco Distributors,
Inc. nor Invesco PowerShares Capital Management LLC is affiliated with Deutsche
Bank.

An investor should consider the ETNs' investment objectives, risks, charges and expenses carefully before investing.

An investment in the ETNs involves risks, including the loss of some or all of the principal amount. For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.

This material must be accompanied or preceded by a prospectus. Before investing, please read the prospectus carefully.

Not FDIC Insured -- No Bank Guarantee -- May Lose Value

P-ETN-MR-9-E

1/13 X 12/13

PowerSharesETNs.com